Exhibit 1

FOR IMMEDIATE RELEASE	30 April, 2018

First Quarter 2018 Trading Update

Guidance for 2018 unchanged; fresh look at strategy with focus on growth

⬛	Reported revenue down 4.0% at £3.555 billion, currency headwinds of 6.0% resulting in constant currency revenue up 2.0%, like-for-like revenue up 0.8%
⬛	Reported revenue less pass-through costs[1] down 5.1% at £2.948 billion, currency headwinds of 6.1% resulting in constant currency up 1.0%, like-for-like revenue less pass-through costs down 0.1%
⬛	Constant currency net debt at 31 March 2018 up £354 million on same date in 2017, with average net debt in first quarter of 2018 up by £357 million over same period in 2017
⬛	Share buy-backs of £145 million, representing 11.5 million shares or 0.9% of the issued share capital purchased in first quarter
⬛	Net new business of $1.737 billion in billings won in the first quarter

Roberto Quarta, Executive Chairman, WPP:

“We are pleased to announce the Group’s first quarter trading update, which is in line with our expectations. Our guidance for 2018 remains unchanged.

“WPP has high-quality management teams throughout the business, and they continue to deliver for our clients.

“Mark Read and Andrew Scott are providing the stability and leadership WPP requires, but there is no standing still. They have my and the Board’s full backing to review the strategy, to come back to us with recommendations, and to move forward decisively to implement our vision for the Group.”

Mark Read and Andrew Scott, joint Chief Operating Officers, WPP:

“In the last two weeks we have focused on spending time with our clients and people, and the response has been very encouraging. As expected, our people are getting on with business as usual, and our clients have expressed their continued support for and confidence in WPP.

“This should not come as a surprise. As we said to our people across the Group, our companies and client teams are exceptionally good at what they do. They have their own strong leaders, who hold the primary client relationships. Clients have made it very clear that they value their partners within WPP.

“WPP has unrivalled assets and capabilities: the world’s most-awarded creative agencies; the number one media buying and planning business; many of the world’s leading research, data and insight companies; leading positions in fast-growth markets; world-class digital brands; and strong mutual relationships with technology companies such as Adobe, Amazon, Facebook, Google, IBM, Microsoft and Salesforce – to name but a few.

1 The Group has changed the description of ‘net sales’ to ‘revenue less pass-through costs’ based on the adoption of new accounting standards and recently issued regulatory guidance and observations. There has been no change in the way that this measure is calculated

“We intend to build on these strengths by taking a fresh look at our strategy, developing a vision for the Group that recognises the challenges and opportunities presented by the structural shifts in our industry, and executing resolutely against it.

“Our priority is to focus on growth. We will proactively address the under-performing parts of our business and we need to ensure that our capital is deployed to those areas that will grow fastest and maximise shareholder value.

“Looking ahead, we will get even closer to our clients, and provide faster, more agile, more integrated solutions with data and technology at their heart – making it simpler to access the wealth of talent, creativity and capabilities we have within WPP.

“Concentrating our efforts on stimulating growth for our clients, and organising the Group to make that possible, is the best way to restore growth for WPP and all its stakeholders.”

Review of quarter one

Revenue and revenue less pass-through costs

In the first quarter of 2018, the Group’s like-for-like revenue less pass-through costs was down marginally at 0.1%, with the United Kingdom, Asia Pacific and Latin America up strongly, offset by declines in North America and Western Continental Europe. Functionally, media investment management, public relations & public affairs and specialist communications (including direct, digital & interactive) performed well, with advertising and data investment management more difficult.

Regional review

Revenue analysis

£ million	2018	Δ reported	Δ constant[2]	Δ LFL[3]	% group	2017[4]	% group
N. America	1,252	-10.6%	0.2%	-1.1%	35.2%	1,401	37.8%
United Kingdom	532	6.6%	6.6%	5.4%	15.0%	499	13.5%
W. Cont. Europe	760	2.5%	0.8%	-1.5%	21.4%	742	20.0%
AP, LA, AME, CEE[5]	1,011	-4.8%	2.9%	2.8%	28.4%	1,062	28.7%
Total Group	3,555	-4.0%	2.0%	0.8%	100.0%	3,704	100.0%

Revenue less pass-through costs analysis

£ million	2018	Δ reported	Δ constant	Δ LFL	% group	2017[4]	% group
N. America	1,055	-12.3%	-1.7%	-2.4%	35.9%	1,203	38.7%
United Kingdom	405	2.1%	2.1%	1.6%	13.7%	396	12.8%
W. Cont. Europe	626	4.4%	2.7%	-0.2%	21.2%	600	19.3%
AP, LA, AME, CEE	862	-5.0%	2.7%	2.3%	29.2%	908	29.2%
Total Group	2,948	-5.1%	1.0%	-0.1%	100.0%	3,107	100.0%

North America, with like-for-like revenue less pass-through costs down 2.4%, was the weakest-performing region, with advertising, data investment management and healthcare weaker, partly offset by strong growth in the Group’s media investment management and direct, digital & interactive businesses.

2 Percentage change at constant currency exchange rates

3 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

4 Following the implementation of IFRS 15, 2017 results restated resulting in an increase in revenue of £107m and an increase in revenue less pass-through costs of £7m

5 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

The United Kingdom, with like-for-like revenue and revenue less pass-through costs growth of 5.4% and 1.6%, performed well, with particularly strong growth in the Group’s advertising, public relations & public affairs, health & wellness and direct, digital & interactive businesses. All sectors, except brand consulting, grew.

Western Continental Europe, with like-for-like revenue and revenue less pass-through costs down 1.5% and 0.2%, was challenging, particularly in Germany against strong comparatives last year. The Netherlands, Italy, Scandinavia, Spain and Turkey were up strongly, with Austria, Belgium, France, Greece, Ireland and Switzerland difficult.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe like-for-like revenue less pass-through costs was up 2.3%, with strong growth in Asia Pacific, Latin America and Central & Eastern Europe. In Asia Pacific, Greater China, India, Japan, Thailand and Korea, representing five of the Group’s top six markets in Asia, showed strong growth, with Singapore more challenging. In Latin America, all of the Group’s top five markets showed particularly strong growth, in all sectors, especially the Group’s advertising and media investment management, data investment management and direct, digital & interactive businesses. In Central & Eastern Europe, Hungary, Poland and Romania were up strongly, with the Czech Republic and Russia more difficult.

Business sector review

Revenue analysis

£ million	2018	Δ reported	Δ constant[6]	Δ LFL[7]	% group	2017[8]	% group
AMIM[9]	1,612	-5.7%	0.0%	1.2%	45.4%	1,709	46.1%
Data Inv. Mgt.	596	-6.9%	-2.3%	-2.6%	16.8%	640	17.3%
PR & PA10	275	-6.7%	0.5%	1.5%	7.7%	296	8.0%
BC, HW & SC11	1,072	1.2%	8.4%	2.0%	30.1%	1,059	28.6%
Total Group	3,555	-4.0%	2.0%	0.8%	100.0%	3,704	100.0%

Revenue less pass-through costs analysis

£ million	2018	Δ reported	Δ constant	Δ LFL	% group	2017[8]	% group
AMIM	1,257	-8.4%	-2.8%	-0.9%	42.7%	1,373	44.2%
Data Inv. Mgt.	455	-6.0%	-1.1%	-1.7%	15.4%	484	15.6%
PR & PA	263	-7.1%	0.0%	1.1%	8.9%	282	9.1%
BC, HW & SC	973	0.6%	7.8%	1.5%	33.0%	968	31.1%
Total Group	2,948	-5.1%	1.0%	-0.1%	100.0%	3,107	100.0%

In the first quarter of 2018, like-for-like revenue less pass-through costs in the Group’s media investment management, public relations & public affairs and brand consulting, health & wellness and specialist communications (including direct, digital & interactive) businesses showed the strongest growth, with data investment management and advertising under continued pressure, particularly in the mature markets.

6 Percentage change at constant currency exchange rates

7 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

8 Following the implementation of IFRS 15, 2017 results restated resulting in an increase in revenue of £107m and an increase in revenue less pass-through costs of £7m

9 Advertising, Media Investment Management

10 Public Relations & Public Affairs

11 Brand Consulting, Health & Wellness and Specialist Communications (including direct, digital & interactive)

Balance sheet highlights

During the quarter, 11.5 million shares, or 0.9% of the issued share capital, were purchased at a cost of £145 million and an average price of £12.59.

Average net debt in the first quarter of 2018 was £4.766 billion, compared to £4.409 billion in 2017, (at 2018 exchange rates), an increase of £357 million. Net debt at 31 March 2018 was £5.198 billion, compared to £4.844 billion in 2017 (at 2018 exchange rates), an increase of £354 million.

In March 2018, a €500 million seven-year bond was issued at a coupon of 1.375% and was swapped into pounds Sterling at a fixed cost of 2.61%. In addition, a €250 million four-year floating rate note was issued at an interest rate of three-month EURIBOR plus 0.45%.

Over the last few years the average net debt/EBITDA ratio has risen steadily to the top end of our target range of 1.5-2.0x. Given the current outlook, it has been decided to revise downwards the upper limit of the target range to 1.5-1.75x. The revised reduction in the ratio to be achieved over the next 12 to 18 months.

Outlook

Financial guidance

Our quarter one preliminary revised forecasts are in line with budget, with a slightly stronger second half, at the revenue less pass-through costs level and show the following:

⬛	Flat like-for-like revenue and revenue less pass-through costs

⬛	Revenue less pass-through costs operating margin flat on a constant currency basis

Long-term targets

Our business remains well positioned to compete successfully and to deliver on our long-term targets:

⬛	Revenue and revenue less pass-through costs growth at least in line with the industry average

⬛	Improvement in revenue less pass-through costs operating margin of between zero and 0.3 margin points, excluding the impact of currency

⬛	Annual headline diluted EPS growth of 5% to 10% p.a. delivered through revenue growth, margin expansion, acquisitions and share buy-backs

⬛	Revised target range of average net debt/EBITDA ratio lowered to 1.5-1.75x

For further information:

Mark Read	}
Andrew Scott	}
Paul Richardson	}	+44 20 7408 2204
Lisa Hau	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Juliana Yeh		+852 2280 3790

Richard Oldworth	}	+44 7710 130 634 / +44 20 7466 5000
Buchanan

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.